.

                                                                     May 8, 2008

                 Highlights of Unconsolidated Financial Results
                                   for FY2008
                     (April 1, 2007 through March 31, 2008)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                           (Billion yen; unless otherwise specified)
------------------------------------------------------------------------------------------------------------------------------------
                                FY2007                              FY2008                                  FY2009 Forecast
                              (Apr. 2006               (Apr. 2007 through Mar. 2008)               (Apr. 2008 through Mar. 2009)
                               through
                              Mar. 2007)      ---------------                    -----------                           -------------
                                                  FY2008
                                                semi-annual
                                                (Apr. 2007                       % of change                            % of change
                                                 through                            from                                   from
                                                Sep. 2007)                         FY2007                                 FY2008
====================================================================================================================================
Domestic vehicle production        4,185               2,000           4,264             1.9%              4,213           -1.2%
(Thousand units)
------------------------------------------------------------------------------------------------------------------------------------
Overseas vehicle production        3,939               2,154           4,424            12.3%              4,660            5.3%
(Thousand units)
------------------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales             1,659                 729           1,595            -3.8%              1,600            0.3%
(Thousand units)
------------------------------------------------------------------------------------------------------------------------------------
Exports                            2,597               1,279           2,708             4.2%              2,670           -1.4%
(Thousand units)
------------------------------------------------------------------------------------------------------------------------------------
Houses                             5,001               1,892           4,622            -7.6%              5,000            8.2%
(Units)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                       11,571.8             5,737.1        12,079.2             4.4%           11,900.0           -1.5%
  Domestic                       3,582.4             1,614.1         3,549.8            -0.9%
  Export                         7,989.3             4,123.0         8,529.4             6.8%
------------------------------------------------------------------------------------------------------------------------------------
Operating income                 1,150.9               609.7         1,108.6            -3.7%              500.0          -54.9%
[Income ratio]                    [9.9%]             [10.6%]          [9.2%]                              [4.2%]
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income                  1,555.1               852.4         1,580.6             1.6%              980.0          -38.0%
[Income ratio]                   [13.4%]             [14.9%]         [13.1%]                              [8.2%]
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes       1,555.1               852.4         1,580.6             1.6%              980.0          -38.0%
[Income ratio]                   [13.4%]             [14.9%]         [13.1%]                              [8.2%]
------------------------------------------------------------------------------------------------------------------------------------
Net income                       1,060.1               601.9         1,138.1             7.4%              770.0          -32.3%
[Income ratio]                    [9.2%]             [10.5%]          [9.4%]                              [6.5%]
------------------------------------------------------------------------------------------------------------------------------------
Factors contributing to                         Operating income decreased by
increases and decreases in                      42.3 billion yen.
operating income
                                                (Increase)
                                                Marketing efforts                        80.0
                                                Cost reduction efforts                   70.0

                                                (Decrease)
                                                Increases in R&D                       -192.3
                                                expenses, etc.

                                                Effects of changes in                     0.0
                                                exchange rates
------------------------------------------------------------------------------------------------------------------------------------
Exchange rates                JPY117/US$          JPY119/US$             JPY114/US$                              JPY100/US$
                             JPY150/Euro         JPY162/Euro            JPY162/Euro                             JPY155/Euro
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                379.9               143.7                  401.2                                   400.0
------------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses              279.2               150.5                  277.4                                   320.0
------------------------------------------------------------------------------------------------------------------------------------
R&D expenses                       760.7               378.7                  818.5                                   780.0
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing debt              500.0               500.0                  350.0
------------------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                            Increases in net sales,
                                                                  ordinary income, income
                                                                  before income taxes, and
                                                                  net income, all reached
                                                                      historic highs.
------------------------------------------------------------------------------------------------------------------------------------
Number of employees               67,650              69,501                 69,478
------------------------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.